UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2021

StartEngine Real Estate REIT 1 LLC
(Exact name of issuer as specified in its charter)

Delaware	86-1644508
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 W ALAMEDA AVE., SUITE 1200
BURBANK, CALIFORNIA 91505

(Full mailing address of principal executive offices)

1-800-317-2200
Issuer’s telephone number, including area code

STARTENGINE REAL ESTATE REIT 1 LLC
FOR THE SIX MONTHS ENDED JUNE 30, 2021 (UNAUDITED)

ITEM 3.	FINANCIAL STATEMENTS

STARTENGINE REAL ESTATE REIT 1 LLC

CONSOLIDATED BALANCE SHEET

JUNE 30, 2021 AND DECEMBER 31, 2020

(UNAUDITED)

Assets
	June 30, 2021 (Unaudited)	December 31, 2020
Long Term assets
Deferred offering costs	$78,610	$30,000
Total long term assets	78,610	30,000
Total assets	78,610	30,000

Liabilities and Members' Deficit

Current liabilities
Due to members	$168,692	$120,082
Total current liabilities	168,692	120,082
Total liabilities	168,692	120,082

Members' deficit
Member contribution
Accumulated deficit	(90,082)	(90,082)
Total members' deficit	(90,082)	(90,082)
Total liabilities and members' deficit	$78,610	$30,000

See accompanying notes to the consolidated financial statements

STARTENGINE REAL ESTATE REIT 1 LLC

CONSOLIDATED STATEMENT OF OPERATIONS AND MEMBERS’ DEFICIT

PERIOD FROM JANUARY 1, 2021 THROUGH JUNE 30, 2021 AND FROM JUNE 24, 2020 (INCEPTION) THROUGH JUNE 30, 2020

(UNAUDITED)

	January 1, 2021 - June 30, 2021	June 24, 2020 –June 30, 2020
Revenue
Total revenue	$-	$-

Operating Expenses
General and administrative	$-	$44,912
Total operating expenses

Net Loss	$-	$(44,912)

Beginning members' equity	$(90,082)	$-
Ending members' deficit	$(90,082)	$(44,912)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to the consolidated financial statements

STARTENGINE REAL ESTATE REIT 1 LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

PERIOD FROM JANUARY 1, 2021 THROUGH JUNE 30, 2021 AND FROM JUNE 24, 2020 (INCEPTION) THROUGH JUNE 30, 2020

(UNAUDITED)

	January 1, 2021 – June 30, 2021	June 24, 2020 – June 30, 2020
Cash flows from operating activities
Net loss	$-	$(44,912)
Net cash used in operating activities	-

Cash flows from investing activities
Net cash used in investing activities	-	-

Cash flows from financing activities
Due to members	$48,610	$74,912
Deferred offering costs	$(48,610)	$(30,000)
Net cash used in financing activities	$-	$44,912

Net increase (decrease) in cash	$-	$-

Cash, beginning of period	$-	$-
Cash, end of period	$-	$-

Supplemental cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements

STARTENGINE REAL ESTATE REIT 1 LLC

STATEMENT OF MEMBERS’ EQUITY

PERIOD FROM JANUARY 1, 2021 THROUGH JUNE 30, 2021

(UNAUDITED)

	Members' Equity
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at June 24, 2020	-	$-	$-	$-	$-
Members' Contribution	-	-	-		-
Net loss	-	-	-	(44,912)	(44,912)
Balance at June 30, 2020	-	$-	$-	$(44,912)	(44,912)
Members' Contribution	-	-	-		-
Net loss	-	-	-	(45,170)	(45,170)
Balance at December 31, 2020	-	$-	$-	$(90,082)	$(90,082)
Members' Contribution	-	-	-	-
Net loss	-	-	-	-	-
Balance at June 30, 2021	-	$-	$-	$(90,082)	$(90,082)

STARTENGINE REAL ESTATE REIT 1 LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

StartEngine Real Estate REIT 1 LLC was formed on June 24, 2020 (“Inception”) in the State of Delaware. The consolidated financial statements of StartEngine Real Estate REIT 1 LLC, (which may be referred to as the "Company", the “Fund” "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are in Los Angeles, California.

The Company is organized for the purpose of (i) acquiring, owning, holding, operating, managing, financing, refinancing, encumbering, selling, exchanging or otherwise dealing with and disposing of limited liability company interests in StartEngine Real Estate Management 1 LLC (“OPCO”), (ii) conducting its business in a manner that will enable it to qualify and maintain qualification as a real estate investment trust (“REIT”) under Section 856, et seq., of the Code, as provided in Section 2.11, and (iii) engaging in any and all other activities necessary, appropriate, advisable or incidental to and in connection with any of the foregoing.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has not commenced principal operations or generated revenue from intended operations and has relied on advances from related parties. We will rely heavily on financing from both our Investment Manager, Real Estate Income Investors, LLC and our Administrative Manager, StartEngine Assets LLC and have not been guaranteed funding from either party to ensure that we can continually meet our obligations. This fact, among others, raises substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

During the next 12 months, we intend to fund the Company’s operations through funds received from an offering of securities and fees and distributions from the OPCO. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue under the guidance of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Income Taxes

As of June 30, 2021, the Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Members are liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. The Company will pay state franchise taxes. The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently does not have any ongoing tax examination.

Provided that we qualify as a REIT, we will be entitled at the REIT level to a deduction from our taxable income for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax at the REIT level on our taxable income that is currently distributed to holders of our securities. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a non-REIT C corporation. A non-REIT C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

U.S. stockholders generally will be subject to taxation on dividends distributed by us (other than designated capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates. For taxable years beginning after December 31, 2017, and before January 1, 2026, generally, U.S. stockholders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. Capital gain dividends and qualified dividend income will continue to be subject to a maximum 20% rate.

Risks and Uncertainties

The Company has no operating history and has not generated revenue or commenced operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund's control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to regulations and laws. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements: 39 years.) We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

We will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Fund’s management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” We cease capitalization on costs upon completion.

Offering Costs

The Fund will capitalize costs related to its Offering and will offset the proceeds from the sale of equity or debt as applicable. In the event the Offering is unsuccessful, such costs will be expensed. During the period presented, there were no offering costs expensed.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 –RELATED PARTY TRANSACTIONS

As of June 30, 2021, the Company was advanced an aggregate of $120,082 from its Investment Manager and Administrative Manager to fund start-up expenses and offering costs. The advances are non-interest bearing and will repaid from proceeds received from its Offering.

The Company’s Administrative Manager intends to establish other companies that intend to raise funds and operate under their intended business plan. Although there are no transactions with related entities other than described above, the Administrative Manager is able to influence the Company’s operations for the benefit of other companies under its control.

The Investment Manger and Administrative Manager will receive payment for their respective services from the OPCO.

Economic Dependency

The Company is dependent on its Administrative Manager and Investment Manager to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, security offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Administrative and Investment Managers and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS’ DEFICIT

The Company is a limited liability company, and initially has two members. Neither member has made a capital contribution into the Company as of June 30, 2021. Other than the initial members, a person may not become a member without acquiring a share. The Company can designate and authorize the issuance of an unlimited numbers of Preferred and Common shares. There are no shares designated or authorized as of June 30, 2021.

The Company may issue shares, and options, rights, warrants and appreciation rights relating to shares, for any Company purpose at any time and from time to time to such persons for such consideration or for no consideration and on such terms and conditions as the Board shall determine, all without the approval of any members.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 28, 2021. There have been no events or transactions during this time which would have a material effect on these consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARTENGINE REAL ESTATE REIT 1 LLC
By: StartEngine Assets LLC, its manger

By:	/s/ Leon Benrimon
Leon Benrimon Manager
Date:	October 12, 2021

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE		TITLE	DATE
StartEngine Assets LLC		Principal Executive Officer	October 12, 2021

By:	/s/ Leon Benrimon
Leon Benrimon
Manager

Real Estate Income Investors LLC		Principal Financial Officer and Principal Accounting Officer	October 12, 2021

By:	/s/ Michael Chesser
Michael Chesser
Manager